08054523

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

- **Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934**

Washington, DC
104

For the fiscal year ended December 31, 2007

Commission file number 33-32783

A. **Full title of the plan and the address of the plan, if different from that of the Issuer named below:**

Irwin Financial Corporation Employees' Savings Plan
500 Washington Street
Columbus, Indiana 47201

B. **Name is issuer of the securities held pursuant to the plan and the address of its Principal executive office:**

Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201

Received SEC
JUL 1 _ 2008
Washington, DC 20549

PROCESSED
JUL 0 7 2008
THOMSON REUTERS

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Irwin Financial Corporation Employees' Savings Plan

Date: 6/30/08 By: ______________________

Pamela J. Price, Benefits Manager
Irwin Financial Corporation

Financial Statements and Supplemental Schedule

Irwin Financial Corporation Employees' Savings Plan
December 31, 2007 and 2006, and Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

0803-0922833

Irwin Financial Corporation Employees' Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006, and Year Ended December 31, 2007

Contents

0803-0922833

ERNST & YOUNG

Ernst & Young LLP
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
Irwin Financial Corporation Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Irwin Financial Corporation Employees' Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Indianapolis, Indiana
June 25, 2008

Irwin Financial Corporation Employees' Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2007	December 31 2006
Assets		
Investments, at fair value	**$ 58,430,857**	$ 54,795,911
Cash	**193,051**	159,317
Receivables:		
Accrued income	**16,225**	8,084
Unsettled sales	**61,826**	61,553
Total assets	**58,701,959**	55,024,865
Liabilities		
Unsettled purchases	**2,812**	9,844
Total liabilities	**2,812**	9,844
Net assets available for benefits at fair value	**58,699,147**	55,015,021
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	**70,949**	57,500
Net assets available for benefits	**$ 58,770,096**	$ 55,072,521

See accompanying notes.

Irwin Financial Corporation Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions	
Net depreciation in the fair value of investments	$ (3,218,986)
Interest and dividends	3,718,901
Total investment income	499,915
Contributions	
Company	1,959,718
Participants	6,251,609
Rollovers	917,633
Total contributions	9,128,960
Assets transferred to the Plan	310,855
Total additions	9,939,730
Deductions	
Benefits paid to participants	6,175,770
Administrative expenses	66,385
Total deductions	6,242,155
Increase in net assets available for benefits	3,697,575
Net assets available for benefits	
Beginning of year	55,072,521
End of year	$ 58,770,096

See accompanying notes.

1. Description of the Plan

The following description of the Irwin Financial Corporation Employees' Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a contributory, defined-contribution plan covering all employees of Irwin Financial Corporation (the Company or the Employer) and other affiliates, as listed in the Plan Document, who have elected to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Assets totaling $310,855 were transferred to the Plan from the Irwin Mortgage Corporation Retirement and Profit Sharing Plan (IMC Plan), as certain participants of the IMC Plan became employees of the Company and are eligible to participate in the Plan during 2007.

Contributions

Participants may contribute between 1% and 100% of their compensation, as defined in the Plan Document. The Plan provides for automatic enrollment of any employee of the Company who has attained eligibility at a 4% deferral rate (2% deferral rate prior to April 1, 2007), as per the terms of the Plan Document. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as defined by the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified plans. The Company will match 60% of the employee's contributions up to 5% of the participant's eligible compensation, as defined by the Plan, which is allocated according to the elections made by the participants.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings and expenses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to pay record-keeping and administrative expenses or reduce the Company's future contributions as per the Plan Document. For the year ended December 31, 2007, forfeitures resulting from withdrawn participants which were utilized to reduce Company contributions were $238,642. Unallocated forfeiture account balances were immaterial at both December 31, 2007 and 2006.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the participant's highest loan balance in the previous 12 months, even if the amount has been repaid, or 50% of the participant's vested amount. The loans are collateralized by the balance in the participant's account, and interest is charged at the prime rate in effect on the date the loan application is processed by the trustee. Loan term for repayment goes up to 5 years, or up to 15 years for the purchase of a primary residence. Principal and interest payments will be made by means of payroll withholding according to the terms of the loan.

Payment of Benefits

Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, in-service withdrawals, or for financial hardship, as defined by the Internal Revenue Service.

Benefits are payable in a lump sum distribution of cash or in installments based on the participant's election in accordance with the Plan. Benefits worth $1,000 or less are automatically paid in a single lump sum. Benefits worth more than $1,000 but less than $5,000 will be rolled over into a Fidelity IRA unless a different form of distribution is chosen.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, the rights of all plan members shall be nonforfeitable to the full value of their accounts and plan assets would be distributed in accordance with the Plan Document.

Investment Options

Each participant elects to invest his/her contributions in one or more of the investment funds offered under the Plan, including a fund comprised of Company stock. Such elections may be changed on a daily basis.

Administrative Expenses

Certain administrative expenses are paid by the Company.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of common stock of the Company's parent, Irwin Financial Corporation, are valued at quoted market price. The Plan's interest in the common collective trust is valued based on the fair value of the underlying investments as reported by the Plan's trustee on the last day of the Plan year. Units of unitized funds are valued at the net asset value on the last day of the Plan year. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment capital gains or loss, on mutual funds, are classified as interest and dividends.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

2. Summary of Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan's interest in the Fidelity Managed Income Portfolio is based on information reported by the issuer of the common collective trust at year-end.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the financial statements were reclassified to conform to current year presentation.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for accounting periods beginning after November 15, 2007. The Plan Sponsor is currently evaluating the impact, if any, that the adoption of SFAS 157 will have on the Plan's financial statements.

2. Summary of Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

Investments that represent 5% or more of fair value of the Plan's net assets at December 31, 2007 and 2006, are as follows:

	2007	2006
Mutual funds		
Fidelity Diversified International Fund*	**$ 9,167,192**	$ 7,646,108
Vanguard Mid Cap Growth Fund	**7,614,249**	6,631,589
Fidelity Equity Income Fund*	**6,726,964**	6,140,937
Fidelity Intermediate Bond Fund*	**6,176,887**	5,183,689
Fidelity Spartan US Equity Index Fund*	**5,635,908**	5,511,130
Fidelity Blue Chip Growth Fund*	**5,026,899**	4,306,779
Lord Abbott Mid Cap Value Fund	**3,982,311**	3,812,788
Royce Opportunity Fund	**3,972,665**	3,810,172
Common collective trust		
Fidelity Managed Income Portfolio*	**6,599,445**	5,778,457
Common stock		
Irwin Financial Corporation common stock 275,920 and 100,502 shares, respectively*	**	4,806,723

*Represents an investment in a party in interest.

**Did not represent more than 5% of the Plan's net assets in this Plan year.

3. Investments (continued)

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007
Mutual funds	$ 80,833
Common stock	(3,299,819)
	$ (3,218,986)

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2007 and 2006, per the financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	**$ 58,770,096**	$ 55,072,521
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive contracts	**(70,949)**	(57,500)
Net assets available for benefits per the Form 5500	**$ 58,699,147**	$ 55,015,021

5. Reconciliation of the Financial Statements to the Form 5500 (continued)

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500:

	2007
Increase in net assets available for benefits per the financial statements	$ 3,697,575
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive contracts	(13,449)
Increase in net assets available for benefits per the Form 5500	$ 3,684,126

The financial statements are required to report interest in common collective trust relating to fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

Supplemental Schedule

Irwin Financial Corporation Employees' Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN 35-1286807 Plan #002

December 31, 2007

Identity of Issuer	Description	Number of Shares/Units	Current Value
Mutual funds	Fidelity Diversified International Fund*	229,754	$ 9,167,192
	Vanguard Mid Cap Growth Fund	412,473	7,614,249
	Fidelity Equity Income Fund*	121,954	6,726,964
	Fidelity Spartan US Equity Index Fund*	108,592	5,635,908
	Fidelity Intermediate Bond Fund*	608,560	6,176,887
	Fidelity Blue Chip Growth Fund*	114,092	5,026,899
	Lord Abbott Mid Cap Value Fund	214,449	3,982,311
	Royce Opportunity Fund	360,496	3,972,665
	Fidelity Spartan 500 Index Fund*	7,635	773,601
			49,076,676
Common collective trust	Fidelity Managed Income Portfolio*	6,599,445	6,528,496
Common stock	Irwin Financial Corporation common stock*	275,920	2,028,992
Participant loans	Participant loans, interest rates ranging from 4% to 9.5%, with varied maturities from January 2008 to February 2019		796,693
			$ 58,430,857

*Denotes party in interest.

Note: Cost information has been omitted because all investments are participant directed.